Exhibit 99.1

Secoo Reports Unaudited Fourth Quarter and Full Year 2019 Results

BEIJING, April 30, 2020 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ: SECO), Asia’s largest online integrated upscale products and services platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Highlights for Fourth Quarter 2019:

•                  GMV1 reached RMB4,679.0 million (US$672.1 million) for Q4 2019, representing an increase of 51.9% from RMB3,080.7 million for Q4 2018.

•                  Total number of orders2 was 1.4 million for Q4 2019, representing an increase of 48.4% from 945.2 thousand for Q4 2018.

•                  Number of active customers3 increased by 50.9% to 612.5 thousand for Q4 2019 from 406.0 thousand for Q4 2018.

•                  Total revenues increased to RMB2,040.1 million (US$293.0 million) for Q4 2019, increasing by 13.8% from RMB1,792.6 million for Q4 2018.

•                  Net income was RMB43.7 million (US$6.3 million) for Q4 2019 compared with RMB48.3 million for Q4 2018.

Highlights for Full Year 2019:

•                  GMV1 reached RMB13,785.3 million (US$1,980.1 million) for full year 2019, representing an increase of 71.3% from RMB8,048.1 million for 2018.

•                  Total number of orders2 was 4.0 million for full year 2019, representing an increase of 75.6% from 2.3 million for 2018.

•                  Number of active customers3 increased by 67.5% to 1,223.0 thousand for 2019.

•                  Total registered customers reached 36.5 million as of December 31, 2019 from 27.0 million as of December 31, 2018.

•                  Total revenues reached RMB6,869.2 million (US$986.7 million) for full year 2019, increasing by 27.5% from RMB5,387.6 million in 2018.

•                  Net income increased by 3.9% to RMB161.7 million (US$23.2 million) for full year 2019 from RMB155.5 million for 2018.

1 GMV, or Gross Market Value, refers to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

2 Total orders refer to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

3 Active customer refers to a customer who made at least one account purchase during the period presented.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, said, “We are very pleased to conclude the robust year of 2019 with significant growth represented by our key metrics. Our full year GMV posted an impressive increase of 71.3% year-over-year to RMB13.8 billion and the number of active customers in 2019 grew 67.5% to 1.22 million. These results reveal our strong growth momentum and further validate our leading position in China’s luxury goods and services marketplace.

“We remain committed to our diversified growth strategy, expanding supply chain capabilities and deepening brand relationships across the globe as part of our continuous pursuit to meet and exceed the ever-evolving demand for luxury goods. Our strategic effort to cultivate our membership ecosystem continues to deliver promising results. In the fourth quarter, the number of active customers enrolled in our membership programs increased approximately 200.0% year-over-year, which increased transaction volume on Secoo platforms. Looking forward, we will continue to strengthen the core competitive advantages that undergird our position as the destination of choice for discerning shoppers of luxury goods and services and support our convictions to promote sustainable fashion trends and luxury goods consumption. While the current global macro-economic environment is experiencing a slowdown, we are confident in the long-term demand resiliency for luxury goods and services and in our ability to capture the emerging opportunities in the upscale shopping and lifestyle industry and deliver value to our shareholders,” Mr. Li concluded.

Mr. Shaojun Chen, Chief Financial Officer of Secoo, said, “We achieved solid topline result in 2019 with total revenues grew 27.5% compared with 2018. The encouraging growth in both revenue streams demonstrates the effective execution of our strategies to broaden product selections through the consistent expansion of brand partnership and the robust customer demand for the premium merchandise offerings on our platform. Entering into 2020, considering the shock on the macroeconomy brought by the COVID-19 epidemic in the first quarter and its enduring impact in the quarters ahead, we currently tend to keep a conservative view on our business performance. Despite the challenging market environment, we will continue to pursue solid organic growth and explore valuable partnerships to enhance our suite of offerings and strengthen our brand leadership in the market. We believe our core capability will support us to achieve long-term corporate goal and maximize shareholder value.”

Recent Developments

•                  In the fourth quarter, Secoo executed a series of high-profile year-end consumer events during shopping holidays such as “Double-11”, “Black Friday”, and “1217 Luxury Festival.” These events featured innovative marketing campaigns centering on the Company’s membership programs. Supported by Secoo’s AI-based operating platform and service system, these marketing activities, strongly boosted the Company’s rapidly growing active customer base.

•                  Since the beginning of the fourth quarter to date, Secoo has secured direct cooperation partnerships with 69 new brands, including Zegna, Maserati, Lanvin, and Anna Sui.

•                  During the fourth quarter, Secoo continued to heighten its livestream ecosystem. Our livestream video programs focuses largely on fashion and upscale content, featuring a wide range of unique, engaging experiences such as live broadcast programs in direct collaboration with brands, livestream in-store shopping, live fashion show and live broadcasting fashion style guidance. These programs are designed to effectively drive user traffic and free-to-paid conversion rate.

•                  In late February 2020, Secoo worked with Tod’s, Versace and Lanvin to live stream on Secoo’s platform their runway shows during the Milan and Paris Fashion Weeks. This gave users front-row, real-time viewing for the autumn-winter collections from each fashion house, all from the convenience of their own homes, free of charge.

•                  Ontimeshow, a well-known Chinese indie fashion trade show, launched its inaugural online trade show exclusively on Secoo’s platform when its offline 2020 autumn-winter season show was canceled due to the COVID-19. Since mid-March 2020, Secoo has enabled all indie designers and branded shops on Ontimeshow to sign up for an online shop on Secoo, which offers live streaming functions to promote their sales.

•                  In February 2020, Secoo upgraded its tiered membership program with enhanced membership benefits. This initiative, coupled with promotional campaigns during shopping festivals and holidays, contributed to a robust increase in the number of paying users on its platforms.

•                  Starting from February 2020, the Company launched an express delivery service catering to customers in Beijing, Shanghai, Xiamen and Qingdao. Customers in these four cities who order products applicable to this express delivery service through the Secoo app are now able to receive their merchandise in as quickly as 2 hours from the time of placing their order.

•                  In the fourth quarter, Secoo launched an online luxury authentication service for luxury item to users online. Secoo rolled out this new service by leveraging a strong team of luxury goods authentication experts and a powerful product authentication database that incorporates block chain technology.

•                  In the fourth quarter, Secoo officially launched a unified merchandise management system which applies AI-empowered identification, big-data analytics and cloud computing technologies to standardized merchandise descriptions for SKUs to implement automated pricing of merchandise and product recommendations.

Fourth Quarter 2019 Financial Results

GMV increased by 51.9% to RMB4,679.0 million (US$672.1 million) for the fourth quarter of 2019, from RMB3,080.7 million for the fourth quarter of 2018.

Total number of orders increased by 48.4% to 1,403.0 thousand for the fourth quarter of 2019 from 945.2 thousand for the fourth quarter of 2018.

Total revenues for the fourth quarter of 2019 increased by 13.8% to RMB2,040.1 million (US$293.0 million) from RMB1,792.6 million in the fourth quarter of 2018, primarily attributable to the continuous expansion of our operation, our lush offerings of merchandise and service SKU combined with our creative and effective marketing activities driving the rapid growth in our total active customers and total number of orders served during the period.

Cost of revenues increased by 19.6% to RMB1,744.5 million (US$250.6 million) for the fourth quarter of 2019 from RMB1,458.1 million for the fourth quarter of 2018, primarily due to the increase of total revenues.

Gross profit was RMB295.6 million (US$42.5 million) for the fourth quarter of 2019, compared to RMB334.5 million for the fourth quarter of 2018.

Operating expenses decreased by 7.5% to RMB245.6 million (US$35.3 million) for the fourth quarter of 2019 from RMB265.4 million for the fourth quarter of 2018.

Fulfillment expenses increased by 24.7% to RMB50.1 million (US$7.2 million) for the fourth quarter of 2019 from RMB40.1 million for the fourth quarter of 2018. The increase was primarily attributable to the increase of shipping expenses, and third-party payment commissions, as well as the increased staff cost during the period.

Marketing expenses decreased by 30.9% to RMB106.2 million (US$15.3million) for the fourth quarter of 2019 from RMB153.7 million for the fourth quarter of 2018. The decrease was primarily due to reduced online and offline advertising expenses.

Technology and content development expenses increased by 27.2% to RMB27.1 million (US$3.9 million) for the fourth quarter of 2019 from RMB21.3 million for the fourth quarter of 2018. The increase was primarily due to the continuous investment in the technology department in order to strengthen the driving force of technology for operation.

General and administrative expenses increased by 23.7% to RMB62.2 million (US$8.9 million) for the fourth quarter of 2019 from RMB50.3 million for the fourth quarter of 2018. The increase was primarily attributable to rising rents associated with relocation of office, and provision for doubtful debts.

Income from operations was RMB50.0 million (US$7.2 million) for the fourth quarter of 2019, compared to RMB69.1 million for the fourth quarter of 2018.

Non-GAAP income from operations for the fourth quarter of 2019 was RMB49.8 million (US$7.2 million), compared to RMB75.5 million for the fourth quarter of 2018.

Income tax expenses was RMB4.4 million (US$0.6 million) in the fourth quarter of 2019, compared with an income tax expense of RMB10.7 million for the fourth quarter of 2018.

Net income was RMB43.7 million (US$6.3 million) for the fourth quarter of 2019, compared with RMB48.3 million for the fourth quarter of 2018.

Non-GAAP net income, which excludes share-based compensation expenses, was RMB43.5 million (US$6.2 million) in the fourth quarter of 2019, compared to RMB54.8 million in the fourth quarter of 2018.

Net income attributable to ordinary shareholders of Secoo Holding Limited for the fourth quarter of 2019 was RMB41.0 million (US$5.9 million), compared to RMB46.5 million for the fourth quarter of 2018.

Basic and diluted net income per share were RMB1.63 (US$0.23) and RMB1.57 (US$0.23), respectively, for the fourth quarter of 2019, compared with basic and diluted net income per share of RMB1.85 and RMB1.78, respectively, for the fourth quarter of 2018. Basic and diluted net income per American depositary share (“ADS”) were RMB0.82 (US$0.12) and RMB0.79 (US$0.11), respectively, for the fourth quarter of 2019, compared to basic and diluted net income per ADS of RMB0.92 and RMB0.89, respectively, for the fourth quarter of 2018.

Non-GAAP basic and diluted net income per share were RMB1.62 (US$0.23) and RMB1.56 (US$0.22), respectively, for the fourth quarter of 2019, compared to RMB2.11 and RMB2.03, respectively, for the fourth quarter of 2018.  Non-GAAP basic and diluted net income per ADS were RMB0.81 (US$0.12) and RMB0.78 (US$0.11), respectively, for the fourth quarter of 2019, compared to RMB1.05 and RMB1.01, respectively, for the fourth quarter of 2018.

Cash and Restricted Cash

As of December 31, 2019, the Company had cash and restricted cash of RMB954.1 million (US$137.1 million)

Full Year 2019 Financial Results

GMV increased by 71.3% to RMB13,785.3 million (US$1,980.1 million) for full year 2019, from RMB8,048.1 million for 2018.

Total number of orders increased by 75.6% to 4.0 million for full year 2019 from 2.3 million for 2018.

Total revenues for full year 2019 increased by 27.5% to RMB6,869.2 million (US$986.7 million) from RMB5,387.6 million in 2018, primarily driven by the growth in our total active customers and total number of orders served during the period.

Cost of revenues increased by 28.1% to RMB5,672.3 million (US$814.8 million) for full year 2019 from RMB4,427.8 million for 2018, which was in line with the increase of total revenues.

Gross profit increased by 24.7% to RMB1,196.9 million (US$171.9 million) for full year 2019 from RMB959.7 million for 2018.

Operating expenses increased by 32.4% to RMB980.5 million (US$140.8 million) for full year 2019 from RMB740.5 million for 2018.

Fulfillment expenses increased by 37.3% to RMB190.5 million (US$27.4 million) for full year 2019 from RMB138.7 million for 2018. The increase was primarily attributable to the increase of shipping expenses, and third-party payment commissions, as well as the increased staff cost during the period.

Marketing expenses increased by 17.0% to RMB480.4 million (US$69.0 million) for full year 2019 from RMB410.5 million for 2018. The increase was primarily attributable to the increase in staff compensation and benefits expenses, as well as the increase in marketing promotions both online and offline.

Technology and content development expenses increased by 26.2% to RMB101.5 million (US$14.6 million) for full year 2019 from RMB80.4 million for 2018. The increase was primarily due to the increase in our technology staff headcount to support the growth of the business and third-party service fees.

General and administrative expenses increased by 87.8% to RMB208.1 million (US$29.9 million) for full year 2019 from RMB110.8 million for 2018. The increase was primarily attributable to the increase in staff compensation and benefits, rising professional fee and rents, and provision for doubtful debts.

Income from operations was RMB216.5 million (US$31.1 million) for full year 2019, compared with RMB219.3 million for 2018.

Non-GAAP income from operations for full year 2019 was RMB225.3 million (US$32.4 million), compared with RMB243.0 million for 2018.

Income tax expenses was RMB31.4 million (US$4.5 million) for full year 2019, compared with an income tax expenses of RMB40.7 million for 2018.

Net income was RMB161.7 million (US$23.2 million) for full year 2019, representing an increase of 3.9% from RMB155.5 million for 2018.

Non-GAAP net income, which excludes share-based compensation expenses, was RMB170.5 million (US$24.5 million) in full year 2019, compared to RMB179.2 million in 2018.

Net income attributable to ordinary shareholders of Secoo Holding Limited increased by 1.7% to RMB154.4 million (US$22.2 million) for full year 2019 from RMB151.8 million for 2018.

Basic and diluted net income per share were RMB6.15 (US$0.88) and RMB5.89 (US$0.85), respectively, for full year 2019, compared with basic and diluted net income per share of RMB6.02 and RMB5.80 respectively, for 2018. Basic and diluted net income per ADS were RMB3.08 (US$0.44) and RMB2.95 (US$0.42), respectively, for full year 2019, compared to basic and diluted net income per ADS of RMB3.01 and RMB2.90 respectively, for 2018.

Non-GAAP basic and diluted net income per share were RMB6.50 (US$0.93) and RMB6.22 (US$0.89), respectively, for full year 2019, compared with basic and diluted net income per share of RMB6.95 and RMB6.70 for 2018. Non-GAAP basic and diluted net income per ADS were RMB3.25 (US$0.47) and RMB3.11 (US$0.45), respectively, for full year 2019, compared with basic and diluted net income per ADS of RMB3.48 and RMB3.35, respectively, for 2018.

Business Outlook

COVID-19 has brought unprecedented levels of macro-economic disruption and uncertainty across the globe. Since late January, most regions in China have been subject to lockdown and restricted public movement. At present, many aspects of daily life in China are starting to return to more normal routines.  However, the situation in Europe and certain countries is still evolving and the operations of many of Secoo’s European and overseas suppliers and merchants have been either interrupted or operating in reduced capacities. As a result, the Company expects soft performance in the first quarter of 2020. Secoo has been adjusting its business strategies to minimize COVID-19’s impact on its operations. However, due to uncertainty of the pandemic’s impact, particularly in Europe, the full extent to which COVID-19 will impact our financial results and business operations will depend on future developments, which cannot be predicted.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on April 30, 2020 (8:00 PM Beijing/Hong Kong time on April 30, 2020).

To speed up the entry process for participants, this earnings conference call requires all participants to finish an online registration in advance.

For participants who wish to join the call, please complete the Direct Event online registration at http://apac.directeventreg.com/registration/event/2837748 at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event Passcode, unique Registrant ID, and an e-mail with detailed instructions to join the conference call.

Once complete the registration, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.secoo.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until May 7, 2020:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

Hong Kong, China:	+852-3051-2780

Mainland China:	400-632-2162

Replay Access Code:	2837748

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 400,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited, and non-GAAP basic and diluted net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We define non-GAAP income from operations as income from operations excluding share-based compensation expenses. We define non-GAAP net income as net income excluding share-based compensation expenses. We define non-GAAP net income per share as non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  We define non-GAAP basic and diluted net income per ADS as non-GAAP basic and diluted net income per share divided by two as two ADSs represent one ordinary share.  We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.9618 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 31, 2019.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:

Secoo Holding Limited

Jingbo Ma

Tel: +86 (10) 6588-0135

E-mail:  ir@secoo.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail:  Secoo@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  Secoo@tpg-ir.com

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share data)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Merchandise sales	1,725,074	1,974,903	283,677	5,244,446	6,655,589	956,016
Marketplace and other services	67,522	65,197	9,365	143,131	213,623	30,685
Total revenues	1,792,596	2,040,100	293,042	5,387,577	6,869,212	986,701
Cost of revenues	(1,458,104)	(1,744,491)	(250,580)	(4,427,844)	(5,672,265)	(814,770)
Gross profit	334,492	295,609	42,462	959,733	1,196,947	171,931

Operating expenses:
Fulfillment expenses	(40,140)	(50,052)	(7,190)	(138,710)	(190,503)	(27,364)
Marketing expenses	(153,703)	(106,234)	(15,260)	(410,548)	(480,442)	(69,011)
Technology and content development expenses	(21,298)	(27,111)	(3,894)	(80,398)	(101,477)	(14,576)
General and administrative expenses	(50,273)	(62,166)	(8,930)	(110,802)	(208,052)	(29,885)
Total operating expenses	(265,414)	(245,563)	(35,274)	(740,458)	(980,474)	(140,836)
Income from operations	69,078	50,046	7,188	219,275	216,473	31,095
Other income/(expenses):
Interest expense, net	(23,369)	(29,005)	(4,166)	(42,533)	(109,447)	(15,721)
Foreign currency exchange gain/(loss)	167	(2,803)	(403)	(11,737)	(3,426)	(492)
Change in fair value of equity securities	—	15,504	2,227	—	22,363	3,212
Others	13,159	14,418	2,071	31,269	67,134	9,643
Income before income tax	59,035	48,160	6,917	196,274	193,097	27,737
Income tax expenses	(10,714)	(4,428)	(636)	(40,728)	(31,426)	(4,514)
Net income	48,321	43,732	6,281	155,546	161,671	23,223
Less: Gain attributable to redeemable non-controlling interest	1,296	286	41	2,001	1,120	161
Less: Gain attributable to non-redeemable non-controlling interest	551	2,322	334	1,712	5,499	790
Net income attributable to Secoo Holding Limited	46,474	41,124	5,906	151,833	155,052	22,272
Accretion to redeemable non-controlling interest redemption value	—	(130)	(19)	—	(629)	(90)
Net income attributable to ordinary shareholders of Secoo Holding Limited	46,474	40,994	5,887	151,833	154,423	22,182

Net income per share
— Basic	1.85	1.63	0.23	6.02	6.15	0.88
— Diluted	1.78	1.57	0.23	5.80	5.89	0.85

Net income per ADS
— Basic	0.92	0.82	0.12	3.01	3.08	0.44
— Diluted	0.89	0.79	0.11	2.90	2.95	0.42

Weighted average number of shares outstanding used in computing net income per share
— Basic	25,122,199	25,122,199	25,122,199	25,235,404	25,122,199	25,122,199
— Diluted	26,090,181	26,167,422	26,167,422	26,182,922	26,221,104	26,221,104

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$
Assets
Current assets
Cash	1,034,385	709,823	101,960
Time deposits	68,632	—	—
Restricted cash	89,222	240,741	34,580
Investment in equity security	26,032	2,318	333
Accounts receivable, net	119,580	167,012	23,990
Inventories	1,712,740	2,680,428	385,019
Advances to suppliers	429,219	333,826	47,951
Prepayments and other current assets	133,551	363,093	52,155
Amounts due from related parties	13,284	24,258	3,484
Total current assets	3,626,645	4,521,499	649,472
Non-current assets
Property and equipment, net	56,698	83,816	12,039
Intangible asset,net	12,267	10,390	1,492
Restricted cash	2,800	3,572	513
Investment in equity investees	2,859	71,595	10,284
Deferred tax assets	51,214	106,637	15,317
Goodwill	20,413	30,483	4,379
Operating lease right-of-use assets	—	159,321	22,885
Other non-current assets	19,030	16,802	2,413
Total non-current assets	165,281	482,616	69,322
Total assets	3,791,926	5,004,115	718,794

LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings	134,324	159,500	22,911
Accounts payable	498,579	569,045	81,738
Amounts due to related parties	1,564	9,031	1,297
Advances from customers	66,954	57,122	8,205
Accrued expenses and other current liabilities	352,714	998,953	143,491
Deferred revenue	62,478	97,965	14,072
Operating lease liabilities	—	38,608	5,546
Total current liabilities	1,116,613	1,930,224	277,260
Non-current liabilities
Long-term borrowings, excluding current portion	1,151,560	1,215,249	174,560
Operating lease liabilities	—	113,782	16,344
Long-term liabilities	14,240	79,960	11,486
Total non-current liabilities	1,165,800	1,408,991	202,390

Total liabilities	2,282,413	3,339,215	479,650

Mezzanine Equity
Redeemable non-controlling interest	7,587	9,336	1,341
Total mezzanine equity	7,587	9,336	1,341

Equity:
Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 19,068,224 shares issued and 18,550,770 shares outstanding as of December 31, 2018 and 2019, respectively)	126	126	18
Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 6,571,429 shares issued and 6,571,429 shares outstanding as of December 31, 2018 and 2019, respectively)	41	41	6
Treasury Stock (517,454 Class A ordinary shares as of December 31, 2018 and 2019, respectively, at cost)	(71,018)	(71,018)	(10,201)
Accumulated losses	(1,280,753)	(1,126,330)	(161,787)
Additional paid-in capital	2,839,342	2,848,145	409,110
Accumulated other comprehensive loss	(6,373)	(26,352)	(3,789)
Total equity attributable to ordinary shareholders	1,481,365	1,624,612	233,357
Non-redeemable non-controlling interest	20,561	30,952	4,446
Total equity	1,501,926	1,655,564	237,803

Total liabilities, mezzanine equity and equity	3,791,926	5,004,115	718,794

SECOO HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,			December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	69,078	50,046	7,188	219,275	216,473	31,095
Add: Share-based compensation expenses	6,435	(240)	(34)	23,675	8,802	1,264
Non-GAAP income from operations	75,513	49,806	7,154	242,950	225,275	32,359

Net Income	48,321	43,732	6,281	155,546	161,671	23,223
Add: Share-based compensation expenses	6,435	(240)	(34)	23,675	8,802	1,264
Non-GAAP net income	54,756	43,492	6,247	179,221	170,473	24,487

Net income attributable to ordinary shareholders of Secoo Holding Limited	46,474	40,994	5,887	151,833	154,423	22,182
Add: Share-based compensation expenses	6,435	(240)	(34)	23,675	8,802	1,264
Non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited	52,909	40,754	5,853	175,508	163,225	23,446

Non-GAAP net income per share:
Basic	2.11	1.62	0.23	6.95	6.50	0.93
Diluted	2.03	1.56	0.22	6.70	6.22	0.89

Non-GAAP net income per ADS:
Basic	1.05	0.81	0.12	3.48	3.25	0.47
Diluted	1.01	0.78	0.11	3.35	3.11	0.45

Weighted average number of shares outstanding used in computing the adjusted net income per share
— Basic	25,122,199	25,122,199	25,122,199	25,235,404	25,122,199	25,122,199
— Diluted	26,090,181	26,167,422	26,167,422	26,182,922	26,221,104	26,221,104